Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

Reference is made to the announcements of the Company dated 27 October 2016, 27 December 2016 and 26 October 2017 and the circular of the Company dated 11 November 2016 in relation to the existing framework agreements entered into by each of the Company, Pension Company, CLIC, CLP&C and CLI with AMP. Such agreements will expire on 31 December 2019.

The Board wishes to announce that, after expiry of the existing framework agreements, the Company, Pension Company, CLIC, CLP&C and CLI propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products. As such, the Company, Pension Company, CLIC, CLP&C and CLI propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement with AMP, respectively.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% of the equity interest in CLI, each of CLP&C and CLI is an associate of CLIC and therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

Pension Company is a non-wholly owned subsidiary of the Company. AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Messis Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company may not be able to dispatch the circular to the shareholders within 15 business days after the publication of this announcement. The Company will make a further announcement in relation to the delay in dispatch of the circular in due course.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

The parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

Commission File Number 001-31914

BACKGROUND

Reference is made to the announcements of the Company dated 27 October 2016, 27 December 2016 and 26 October 2017 and the circular of the Company dated 11 November 2016 in relation to the existing framework agreements entered into by each of the Company, Pension Company, CLIC, CLP&C and CLI with AMP. Such agreements will expire on 31 December 2019.

The Board wishes to announce that, after expiry of the existing framework agreements, the Company, Pension Company, CLIC, CLP&C and CLI propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products. As such, the Company, Pension Company, CLIC, CLP&C and CLI propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement with AMP, respectively.

The parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

COMPANY FRAMEWORK AGREEMENT

Parties

•	The Company

•	AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

Commission File Number 001-31914

(b)

sales agency services: AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)

other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from the Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets (mainly office space) by AMP from the Company, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to the Company the sales commission fee based on the amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

Commission File Number 001-31914

(c)

asset management for specific clients: the Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Company Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the Company Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between the Company and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

			RMB in million

	For the year	For the year	For the six months
	ended	ended	ended
	31 December 2017	31 December 2018	30 June 2019
Subscription price and corresponding subscription fee for the subscription of fund products	10,310.12	2,187.00	9,775.00
Redemption price and corresponding redemption fee for the redemption of fund products	12,017.20	3,514.50	236.23
Sales commission fee and client maintenance fee paid by AMP	0.00	0.00	0.29
Management fee (including performance-based fee) paid by the Company for the asset management for specific clients	23.45	27.85	15.18
Fees for other daily transactions	0.68	1.96	1.26

Commission File Number 001-31914

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December 2020	31 December 2021	31 December 2022
Subscription price and corresponding subscription fee for the subscription of fund products	72,600	72,600	72,600
Redemption price and corresponding redemption fee for the redemption of fund products	72,600	72,600	72,600
Sales commission fee and client maintenance fee payable by AMP	700	800	900
Management fee (including performance-based fee) payable by the Company for the asset management for specific clients	300	400	500
Fees for other daily transactions	100	100	100

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by the Company in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of the Company for the fund products, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the parties have taken into account the expected structure of the AMP fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

Commission File Number 001-31914

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

•	Pension Company

•	AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of Pension Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of Pension Company.

(c)

other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from Pension Company and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Commission File Number 001-31914

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

asset management for specific clients: Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

(c)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Pension Company Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the Pension Company Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Commission File Number 001-31914

Historical Figures

The historical transaction amounts of the above transactions between Pension Company and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

			RMB in million

	For the year	For the year	For the six months
	ended	ended	ended
	31 December 2017	31 December 2018	30 June 2019
Subscription price and corresponding subscription fee for the subscription of fund products	534.07	773.27	154.65
Redemption price and corresponding redemption fee for the redemption of fund products	1,750.70	601.77	235.68
Management fee (including performance-based fee) paid by Pension Company for the asset management for specific clients	0.00	0.00	0.00
Fees for other daily transactions	0.00	0.00	0.00

Annual Caps

The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December 2020	31 December 2021	31 December 2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by Pension Company for the asset management for specific clients	100	100	100
Fees for other daily transactions	100	100	100

Commission File Number 001-31914

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by Pension Company in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of Pension Company for the fund products, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the number of employees of AMP, the insurance expenditure per person, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

CLIC FRAMEWORK AGREEMENT

Parties

•	CLIC

•	AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

private asset management: AMP will, as an asset manager of CLIC and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLIC, including but not limited to the asset management in relation to fixed income portfolio, commingled portfolio, Hong Kong stock portfolio, and other portfolios managed by AMP under the entrustment of CLIC based on CLIC’s needs.

Commission File Number 001-31914

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

private asset management: CLIC shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee and the performance-based fee shall be made pursuant to the relevant asset management contract.

Term

Subject to the execution of the CLIC Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the CLIC Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Commission File Number 001-31914

Historical Figures

The historical transaction amounts of the above transactions between CLIC and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

			RMB in million

	For the year	For the year	For the six months
	ended	ended	ended
	31 December 2017	31 December 2018	30 June 2019
Subscription price and corresponding subscription fee for the subscription of fund products	4,082.23	1,500.00	524.03
Redemption price and corresponding redemption fee for the redemption of fund products	7,617.19	1,156.47	1,935.74
Management fee (including performance-based fee) paid by CLIC for the private asset management	20.41	24.81	10.70

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December 2020	31 December 2021	31 December 2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by CLIC for the private asset management	100	100	100

Commission File Number 001-31914

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by CLIC in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of CLIC for the fund products, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee (including performance-based fee) for the private asset management, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

CLP&C FRAMEWORK AGREEMENT

Parties

•	CLP&C

•	AMP

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLP&C.

(c)

other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from CLP&C and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Commission File Number 001-31914

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLP&C’s subscription of the fund units, CLP&C shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of CLP&C’s redemption of the fund units, AMP shall pay to CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

asset management for specific clients: CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

(c)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the CLP&C Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the CLP&C Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Commission File Number 001-31914

Historical Figures

The historical transaction amounts of the above transactions between CLP&C and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

			RMB in million

	For the year	For the year	For the six months
	ended	ended	ended
	31 December 2017	31 December 2018	30 June 2019
Subscription price for the fund products	0.00	0.00	0.00
Redemption price for the fund products	66.61	0.00	0.00
Subscription fee for the fund products	0.00	0.00	0.00
Redemption fee for the fund products	0.10	0.00	0.00
Management fee (including performance-based fee) paid by CLP&C for the asset management for specific clients	2.30	4.51	2.37
Fees for other daily transactions	0.07	0.08	0.08

Annual Caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December 2020	31 December 2021	31 December 2022
Subscription price for the fund products	10,000	10,000	10,000
Redemption price for the fund products	10,000	10,000	10,000
Subscription fee for the fund products	100	100	100
Redemption fee for the fund products	100	100	100
Management fee (including performance-based fee) payable by CLP&C for the asset management for specific clients	100	100	100
Fees for other daily transactions	100	100	100

Commission File Number 001-31914

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by CLP&C in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of CLP&C for the fund products, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the number of employees of AMP, the insurance expenditure per person, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

CLI FRAMEWORK AGREEMENT

Parties

•	CLI

•	AMP

Scope of Transactions

Under the CLI Framework Agreement, CLI and its subsidiaries will enter into certain daily transactions with AMP and its subsidiaries, including:

(a)

subscription and redemption of fund products: CLI and its subsidiaries will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLI and its subsidiaries will make such subscription or redemption at their own discretion and in accordance with their own investment requirements.

Commission File Number 001-31914

(b)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the fund industry, AMP and its subsidiaries will, as an asset manager of CLI and its subsidiaries and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLI and its subsidiaries. In addition, CLI and its subsidiaries will, as an asset manager of subsidiaries of AMP and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the subsidiaries of AMP.

(c)

advisory services: subject to compliance with the relevant laws and regulations and satisfaction of relevant qualification requirements, AMP and its subsidiaries or CLI and its subsidiaries will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in their capacity as an investment advisor, financial advisor or supervisor to the other party or the products or plans invested or managed by the other party.

(d)

other daily transactions permitted by laws and regulations: including but not limited to mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLI and its subsidiaries shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of subscription of the fund units, CLI and its subsidiaries shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of redemption of the fund units, AMP shall pay to CLI and its subsidiaries the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

asset management for specific clients: each party shall pay to the other party the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be payable every six months or at such time as specified in the relevant asset management contract.

(c)

advisory services: each party shall pay to the other party the advisory fee at the rate prescribed in the relevant advisory contract. The rate of advisory fee shall be determined by the parties after considering the market environment, scope of services and workload, and shall not deviate from the market rate.

Commission File Number 001-31914

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the CLI Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the CLI Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLI and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

			RMB in million

	For the year	For the year	For the six months
	ended	ended	ended
	31 December 2017	31 December 2018	30 June 2019
Subscription price and corresponding subscription fee for the subscription of fund products	688.02	539.36	4.34
Redemption price and corresponding redemption fee for the redemption of fund products	0.00	591.71	0.00
Management fee (including performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients	1.15	0.01	0.27
Management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients	0.00	0.00	0.00
Advisory fee paid by CLI and its subsidiaries for the advisory services	0.00	0.00	0.00
Advisory fee paid by AMP and its subsidiaries for the advisory services	0.00	0.00	0.00
Fees for other daily transactions	0.00	0.00	0.00

Commission File Number 001-31914

Annual Caps

The Company estimates that the annual caps for the transactions under the CLI Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December 2020	31 December 2021	31 December 2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients	150	150	150
Management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients	150	150	150
Advisory fee paid by CLI and its subsidiaries for the advisory services	150	150	150
Advisory fee paid by AMP and its subsidiaries for the advisory services	150	150	150
Fees for other daily transactions	150	150	150

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by CLI and its subsidiaries in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of CLI and its subsidiaries for the fund products, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

Commission File Number 001-31914

In determining the annual caps in respect of the advisory fee for the advisory services, the parties have taken into account the pricing standard of similar advisory services in the domestic market, and the estimated scope of professional services and workload in the next three years.

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China (中國證券投資基金業協會), and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

In connection with the subscription and redemption of fund products, each of the Company, Pension Company, CLIC, CLP&C and CLI shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Commission File Number 001-31914

Sales Agency Services, Asset Management Services, Advisory Services and Other Daily Transactions

In determining the prices for the sales agency services, asset management services, advisory services and other daily transactions, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

In particular, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, in determining the rent for the leasing of office space by AMP from the Company under the Company Framework Agreement, the Company will make reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus achieving better investment returns for the shareholders of the Company. The investment by CLIC, CLP&C and CLI in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP.

The management of assets by AMP under the entrustment of the Company, Pension Company, CLIC, CLP&C and CLI will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

Commission File Number 001-31914

In addition, the mutual provision of advisory services between AMP and CLI will help enhance each other’s comprehensive investment management capability, push forward the innovation of their business model and exert their strength and characteristics.

The Directors are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Listco Group Transactions and the CLIC Group Transactions, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% of the equity interest in CLI, each of CLP&C and CLI is an associate of CLIC and therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pension Company is a non-wholly owned subsidiary of the Company. AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Messis Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

Commission File Number 001-31914

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders. As additional time is required to prepare certain information for inclusion in the circular, the Company may not be able to dispatch the circular to the shareholders within 15 business days after the publication of this announcement. The Company will make a further announcement in relation to the delay in dispatch of the circular in due course.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CBIRC.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

AMP, a fund management company approved by the CSRC, was established by AMC and AMP Capital on 29 October 2013. It has a registered capital of RMB1,288 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

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CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3,700 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	國壽安保基金管理有限公 司 (China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability, and a subsidiary of AMP Limited

“AMP Limited”	AMP Limited, a company established under the laws of Australia with limited liability, whose shares are listed on the Australian Securities Exchange and the New Zealand Exchange

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLI”	國 壽 投 資 控 股 有 限 公 司 (China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

Commission File Number 001-31914

“CLI Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients, Advisory Services and Other Daily Transactions (《 基金產品 認（申）購、贖 回、特定客戶 資產管 理、顧問及其他日常業務交易框架協 議》) to be entered into between AMP and CLI

“CLIC”	中國人壽保 險（ 集 團 ）公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”

the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Private Asset Management (《 基 金產 品 認（申）購、贖回及私募資產管理業務日常交易框架協 議》) to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Cooperation Framework Agreement (《合作框架協 議》) to be entered into between AMP and CLP&C

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”

the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions (《 基 金 產 品 認（申）購、贖 回、基 金 銷 售、特 定 客戶資產管理及其他日常交易框架協 議》) to be entered into between AMP and the Company

Commission File Number 001-31914

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”

the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non-executive Directors, namely, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Pension Company”	中 國 人 壽 養 老 保 險 股 份 有 限 公 司 (China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited (a subsidiary of AMP Limited), 4.41% by CLIC and 3.53% by AMC

Commission File Number 001-31914

“Pension Company Framework Agreement”

the Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions (《基金產品 認（申）購、贖 回、特定客户資產管理及其 他日常交易框架協 議》) to be entered into between AMP and Pension Company

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 22 August 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:

Non-executive Directors:

Independent Non-executive Directors:

Wang Bin, Su Hengxuan

Yuan Changqing, Liu Huimin, Yin Zhaojun

Chang Tso Tung Stephen, Robinson Drake Pike,

Tang Xin, Leung Oi-Sie Elsie